Exhibit 99.36

NexGen Drills Most Intense Mineralization to Date at Arrow

Vancouver, BC, February 9, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce further results from our on-going six rig 30,000 m winter 2016 drill program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

Hole AR-16-63c2 has drilled the most significant accumulations of massive pitchblende ever encountered at the Arrow zone. The mineralization, which was intersected 19 m up-dip and southwest of AR-15-44b in the higher grade A2 sub-zone (the “Sub-Zone”), featured 40.85 m of off-scale radioactivity (>10,000 to >61,000 cps) and included 13.85 m at a minimum-of-greater-than-61,000 cps.

The mineralization encountered in hole -63c2 includes the most minimum-of-greater-than-61,000 cps mineralization seen at Arrow and is nearly seven times as much as hole AR-15-62 which is the best hole at the project on a continuous grade x thickness (“GT”) basis at 787. Hole -63c2 was drilled 27 m down-dip and southwest from hole AR-16-64c2 (see News Release dated February 2, 2016).

Highlights:

A2 Shear:

•	AR-16-63c2 (19 m up-dip and southwest from AR-15-44b and 14 m down-dip and northeast from AR- 15-62) intersected 138.0 m of total composite mineralization including 40.85 m of total composite off-scale radioactivity (10,000 to >61,000 cps) within a 206.5 m section (439.5 to 645.5 m) featuring 13.85 m with a minimum of >61,000 cps in the Sub-Zone. The mineralization was defined by wide intervals of dense accumulations of massive pitchblende (see http://www.nexgenenergy.ca/s/photo-gallery.asp for photos).

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparisons

	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-16- 63c1[1]	AR-15- 62[2]	AR-16-63c2	AR-15- 44b2	AR-16- 64c2[1]	AR-16- 64c1[1]	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	55.50 m	143.00 m	138.00 m	135.60 m	76.00 m	74.0 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	6.85 m	17.75 m	17.10 m	30.25 m	15.95 m	10.30 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	0.50 m	10.60 m	9.90 m	7.75 m	4.70 m	3.70 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.50 m	2.00 m	0.00 m	2.00 m	13.85 m	1.50 m	5.50 m	0.00 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	Assays Pending	787	Assays Pending	655	Assays Pending	Assays Pending	605	319

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 645 m by 235 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 program comprising 30,000 m of drilling is now fully operational with six drill rigs active.

•	The release of a maiden NI 43-101 resource estimate on the Arrow zone is scheduled for the first half of 2016.

•	The Company has cash on hand of $33M.

Drill hole locations, the Sub-Zone long section and a gamma log profile are shown in Figures 1 through 3. Table 2 has a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Results from hole AR-16-63c2 are simply stunning, and represent the strongest radioactivity ever recorded at the Arrow zone. The continuity of mineralization in the higher grade A2 sub-zone is clearly evident. Furthermore, this zone remains open and will be tested further this winter together with exploring for other potential ‘sub-zones’ at Arrow. Hole -63c2 has a similar radioactivity profile to AR-15-62 (returned continuous GT of 787), except it has nearly seven times as much minimum >61,000 cps. The gamma probe comparison between the two holes really says it all.”

Leigh Curyer, Chief Executive Officer, commented: “The Arrow zone has again delivered a truly unique hole. The winter 2016 program has already produced highly material results in only its first month of operation, highlighting Arrow’s current and future potential. Our six rig program will continue to define the A2 sub-zone further as well as drill for zone extensions and along strike from Arrow.”

Figure 1: Arrow Zone Drill Hole Locations

Figure 2: A2 Mineralized Shear Long Section (Close Up of Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous
Radioactivity
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
February 9, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
48c1
58c2
59c1
57c5
41
57c2
45b
57c3
3.94%
81.0m
57c4
64c1
14.0m
74.0m
7.39%
17.0m
54c1
7.03%
39.5m
48c2
59c2
5.42%
68.5m
63c1
58c1
2.48%
80.5m
and
9.72%
35.5m
7.35m
55.5m
62
6.35%
124.0m
49c2
8.77%
69.0m
43a
64c2
63c2
40.85m
138.0m
26.15m
76.0m
34b
59c4
44b
11.55%
56.5m
51
48c3
15
38
53c1
61c2
54c2
56c1
60c1
53c2
37
56c2
54c4
32

Figure 3: Gamma Probe Profiles

AR-15-62
AR-16-63c2
Depth (m)
Total minimum >61,000 cps = 2.0 m
Total Continuous GT: 787
Total minimum >61,000 cps = 13.85 m
Total Continuous GT: Assays Pending
Sulphides
Silicification
Chlorite
Hematite
Clay
Dravite
Graphite
Total Count Radioactivity (cps)
Arrow Zone
A2 Sub-Zone
Legend
Lithology
Overburden
Cretaceous Rocks
Devonian Rocks
Athabasca Sandstone
Unconformity
Semi-Pelitic Gneiss
Intrusive
Vein Quartz
Structure
Fault Zone
Mylonite Zone
Shear Zone
Alteration and Mineralization
Weakly Sulphitic
Moderate to Strongly Sulphitic
Weakly Silicified
Moderate to Strongly Silicified
Weakly Chloritic
Moderate to Strongly Chloritic
Weakly Hematitic
Moderate to Strongly Hematite
Weak Clay
Moderate to Strong Clay
Weakly Dravitic
Moderate to Strongly Dravitic
Trace Graphite
Weakly Graphitic
Moderate to Strongly Graphitic
Radioactivity
Gamma Probe Profile (cps)
NexGen
Energy Ltd.

Table 2: Arrow Zone Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-63c2	156	-74.2	657.00	109.10	439.50	451.00	11.50	<500 - 30500
					460.50	500.00	39.50	<500 - >61000
					503.50	518.00	14.50	<500 - >61000
					521.00	546.50	25.50	<500 - >61000
					559.00	568.50	9.50	<500 - >61000
					571.50	583.50	12.00	<500 - >61000
					589.50	594.50	5.00	<500 - 1000
					597.00	602.00	5.00	<500 - 1500
					604.50	610.50	6.00	<500 - 4000
					621.50	623.00	1.50	<500 - 900
					629.00	633.00	4.00	<500 - 1700
					636.50	639.00	2.50	<500 - 1600
					644.00	645.50	1.50	<500 - 1200

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may n ot be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

ARROW ZONE DRILLING

AR-16-63c2

Hole AR-16-63c2 was a directional hole that departed pilot hole AR-16-63c1 at 292 m. It tested the A2 shear 19 m up-dip and southwest of AR-15-44b (11.55% U3O8 over 56.5 m in the A2 shear). Directional drilling was initiated at 303 m and the A2 shear was intersected at an inclination of -73°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). Extensive visible uranium mineralization was intersected in the higher grade sub-zone of the A2 shear that unequivocally featured the heaviest concentrations of massive pitchblende ever drilled at Arrow. A total composite mineralization of 138.0 m including 40.85 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within 206.0 m section (439.5 – 645.5 m), all within the A2 shear. Furthermore, an unprecedented 13.85 m of core within the mineralized intersection showed minimum radioactivity in excess of 61,000 cps.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.